Announcement









                  CompanynOxford Glycosciences PLC
                  TID MOGS
                  Headline Re: Medarex Alliance
                  Released 15:16 25 Mar 2003
                  Number 1787J






PRESS RELEASE

For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, Ph.D., Chief Executive Officer
Chris Moyses, M.D., Chief Medical Officer
Tel: +44 (0) 1235 208 000
Website: www.ogs.com

Financial Dynamics
UK Media and Investors
Melanie Toyne-Sewell
Francetta Carr
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626


OGS announces progress in Medarex alliance

Oxford, UK, 25 March 2003 - Oxford GlycoSciences Plc (LSE: OGS, Nasdaq:
OGSI) today announces three major milestones that have been reached within its collaboration with Medarex, Inc.

An additional protein target has been accepted into the OGS/Medarex programme, thereby meeting OGS' obligation to provide ten acceptable antigens exclusively to the collaboration. This most recent protein target is believed to be particular to many breast and colon cancers, as well as pancreatic and lung cancers, and has certain features which indicate that it may be a promising target.

Progress has also been made on four, previously submitted, OGS/Medarex protein targets. These proteins have been manufactured by OGS and used for immunisations; all four have generated promising responses. Fully human antibodies have been selected for the two most advanced antigens and the lead selection process is now underway.

Another development for the collaboration is that the lead OGS/Medarex antibody (OGS-MDX-001) targeted against Heparanase 1, an enzyme which promotes angiogenesis and metastasis, has entered preclinical safety assessment. Production of the material for use in the initial Phase
1 study has also been initiated.

David Ebsworth Ph.D., Chief Executive Officer of OGS, said: "These are major milestones for our alliance with Medarex and further emphasise the commitment of OGS management to deliver on the Company's business goals laid out at the interim results last year. Today, we have also announced the submission of our amendment to the New Drug Application for Zavesca(R) (miglustat) to the FDA. Achieving these strategic goals, as promised, demonstrates that our operations and our operational spending continue to be focused on building shareholder value."

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Notes to Editors

Collaboration

In September 2000, OGS announced a three-year alliance to develop novel therapeutics produced through the joint application of Medarex's fully human monoclonal antibody technology and OGS's proprietary proteomics technology for high-throughput protein analysis and target validation.

Oxford GlycoSciences

OGS is a research and product development company with three distinct business units - proteomics, inherited storage disorders and oncology. In proteomics, the comprehensive study of proteins, OGS has developed a patented technology platform, integrating high-throughput proteomics with genomics. OGS has proteomics collaborations with Bayer, Pioneer Hi-Bred/ DuPont, GlaxoSmithKline, Pfizer, the Center for Drug Evaluation and Research of the US Food and Drug Administration (FDA), and the Cystic Fibrosis Foundation. OGS also has a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM. The second business unit is focused on the development of therapeutics to treat inherited glycosphingolipid (GSL) storage disorders. Its first product, Zavesca(R) (miglustat) has been approved by the European Commission for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. Zavesca is also undergoing further clinical investigations in other GSL storage disorders, including Late Onset Tay Sachs, Niemann-Pick type C and type 3 Gaucher disease. In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent.


This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (INN:miglustat) is based and uncertainties related to the regulatory process.

END